ECARX HOLDINGS Inc.
INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of and for the six-months ended June 30, 2024 and June 30, 2023, included herein, are prepared in accordance with accounting principles generally accepted in the United States of America and are reported in Renminbi. On June 30, 2024, ECARX acquired a controlling financial interest in HF Tech Europe AB, an entity under common control. Comparative financial information in these unaudited condensed consolidated financial statements included is presented by combining assets, liabilities, revenues, expenses, and equity of ECARX and HF Tech Europe AB using the pooling-of interests method as if the transaction occurred at the establishment date of HF EU on January 30, 2023. All intercompany transactions and balances between the combining entities have been eliminated. These should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 20-F on April 3, 2024 (the “2023 Annual Report”).

IMPORTANT INFORMATION ABOUT EXCHANGE RATES

Certain information presented in this prospectus has been converted from Renminbi to U.S. dollars at a rate of RMB7.2672 to US$1.00, the exchange rate in effect as of June 28, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of September 20, 2024 was RMB7.0505 to US$1.00. Exchange rates fluctuate, and such fluctuation can be significant. No representation is made that any Renminbi amounts referred to in this prospectus could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•Developments related to the COVID-19 pandemic, including, among others, with respect to stay-at-home orders, social distancing measures, the success of vaccine rollouts, numbers of COVID-19 cases and the occurrence of new COVID-19 strains;
•The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;
•The overall economic environment and general market and economic conditions in the jurisdictions in which we operate and beyond;
•The progress and results of the research and development of our products and services, as well as of their manufacturing, launch, commercialization and delivery;
•The conditions and outlook of the automobile and automotive intelligence industries in China and globally;
•Our relationships with automotive OEMs, Tier 1 suppliers, and our other customers, suppliers, other business partners and stakeholders;
•Our ability to successfully compete in highly competitive industries and markets;

•Our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services and grow our ecosystem;
•Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;
•Our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;
•Changes in the needs for capital and the availability of financing and capital to fund these needs;
•Anticipated technology trends and developments and our ability to address those trends and developments with our products and services;
•The safety, price-competitiveness, quality and breadth of our products and services;
•The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;
•Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;
•Exchange rate fluctuations;
•Changes in interest rates or rates of inflation;
•Legal, regulatory and other proceedings; and
•The results of future financing efforts.

In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of our 2023 Annual Report, as well as in other documents filed by ECARX from time to time with the SEC.

We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes contained in our 2023 Annual Report. This report, including the discussion below, concerns our financial information as of June 30, 2024 and for the six months ended June 30, 2024 and 2023. The discussion of our financial information for the years ended December 31, 2023, 2022 and 2021 is included in our 2023 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” in this report for cautions about forward-looking statements.
Results of Operations
The following table sets forth our results of operations with line items in absolute amount.

	Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Revenue
− Sales of goods revenues	1,264,263	1,700,670	234,020
− Software license revenues	215,641	131,832	18,141
− Service revenues	256,697	362,815	49,925
Total revenues	1,736,601	2,195,317	302,086
Cost
− Cost of goods sold	(1,000,190)	(1,433,028)	(197,191)
− Cost of software licenses	(37,210)	(44,126)	(6,072)
− Cost of services	(185,702)	(222,388)	(30,602)
Total cost of revenues	(1,223,102)	(1,699,542)	(233,865)
Gross profit	513,499	495,775	68,221
Operating expenses:
− Research and development expenses	(481,600)	(573,367)	(78,898)
− Selling, general and administrative expenses	(414,769)	(408,290)	(56,183)
− Other income	7,055	—	—
− Others, net	(688)	236	32
Total operating expenses	(890,002)	(981,421)	(135,049)
Loss from operation	(376,503)	(485,646)	(66,828)
Interest income	17,885	11,206	1,542
Interest expense	(38,228)	(45,495)	(6,260)
Loss from equity method investments	(25,414)	(67,605)	(9,303)
Other non-operating (expenses) income	16,719	(22,979)	(3,161)
Loss before income taxes	(405,541)	(610,519)	(84,010)
Income tax (expenses) benefit	(326)	198	27
Net loss	(405,867)	(610,321)	(83,983)

Comparison of the Six Months Ended June 30, 2024 and 2023
Revenue

	Six Months Ended June 30,
	2023	2024		Change
	RMB	RMB	US$	RMB	%

	(in thousands, except percentages)
Sales of Goods Revenues	1,264,263	1,700,670	234,020	436,407	34.5
Automotive computing platform	1,053,901	1,481,702	203,889	427,801	40.6
SoC core modules	200,255	217,376	29,912	17,121	8.5
Merchandise and other products	10,107	1,592	219	(8,515)	(84.2)
Software License Revenues	215,641	131,832	18,141	(83,809)	(38.9)
Service Revenues	256,697	362,815	49,925	106,118	41.3
Automotive computing platform–design and development service	119,291	223,313	30,729	104,022	87.2
Connectivity service	99,508	78,162	10,755	(21,346)	(21.5)
Other services	37,898	61,340	8,441	23,442	61.9
Total Revenues	1,736,601	2,195,317	302,086	458,716	26.4
Our revenues increased by RMB458.7million from RMB1,736.6 million for the six months ended June 30, 2023 to RMB2,195.3 million (US$302.1 million) for the six months ended June 30, 2024.

Sales of Goods Revenues. Sales of goods revenues increased by RMB436.4 million from RMB1,264.3 million for the six months ended June 30, 2023 to RMB1,700.7 million (US$234.0 million) for the six months ended June 30, 2024, primarily driven by the continued demand growth of Geely ecosystem brands, and the ramping up of the Antora series digital cockpit and autonomous driving control unit (ADCU) volume.

Software License Revenues. Software license service revenues decreased by RMB83.8 million from RMB215.6 million for the six months ended June 30, 2023 to RMB131.8 million (US$18.1 million) for the six months ended June 30, 2024, primarily due to a decrease in operating software sales volume and intellectual property licenses revenue compared to same period last year.

Service Revenues. Service revenues increased by RMB106.1million from RMB256.7 million for the six months ended June 30, 2023 to RMB362.8 million (US$49.9 million) for the six months ended June 30, 2024, mainly attributable to the service completion and delivery of the new Antora series vehicle programs, Lotus Alpha and Volvo EX30 market expansion.
Cost of revenues

	Six Months Ended June 30,
	2023	2024		Change
	RMB	RMB	US$	RMB	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	1,000,190	1,433,028	197,191	432,838	43.3
Cost of software licenses	37,210	44,126	6,072	6,916	18.6
Cost of services	185,702	222,388	30,602	36,686	19.8
Total	1,223,102	1,699,542	233,865	476,440	39.0
Our cost of revenues increased by RMB476.4 million from RMB1,223.1 million for the six months ended June 30, 2023 to RMB1,699.5 million (US$233.9 million) for the six months ended June 30, 2024, primarily driven by an increase in sales volume of digital cockpit, autonomous driving control unit (ADCU) and service revenue.

Gross profit and gross margin

	Six Months Ended June 30,
	2023	2024		Change
	RMB	RMB	US$	RMB	%

	(In thousands, except percentages)
Gross profit	513,499	495,775	68,221	(17,724)	(3.5)
Gross margin (%)	29.6	22.6
As a result of the adoption of penetration pricing strategy to facilitate our automotive computing platform revenue growth, and the change in the revenue mix compared to same period last year, our gross profits decreased from RMB513.5 million for the six months ended June 30, 2023 to RMB495.8 million (US$68.2 million) for the six months ended June 30, 2024.
Our gross margins decreased from 29.6% for the six months ended June 30, 2023 to 22.6% for the six months ended June 30, 2024.
Operating expenses

	Six Months Ended June 30,
	2023	2024		Change
	RMB	RMB	US$	RMB	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	481,600	573,367	78,898	91,767	19.1
Selling, General and administrative expenses	414,769	408,290	56,183	(6,479)	(1.6)
Other income - related parties	(7,055)	—	—	7,055	(100.0)
Others, net	688	(236)	(32)	(924)	(134.3)
Total	890,002	981,421	135,049	91,419	10.3
Research and development expenses. Our research and development expenses increased by RMB91.8million from RMB481.6 million for the six months ended June 30, 2023 to RMB573.4 million (US$78.9 million) for the six months ended June 30, 2024, primarily due to continued investment in the Company’s core product roadmap and future technologies.

Selling, General and administrative expenses. Our selling, general and administrative expenses decreased by RMB6.5 million from RMB414.8 million for the six months ended June 30, 2023 to RMB408.3 million (US$56.2 million) for the six months ended June 30, 2024, primarily attributable to improved operating efficiencies, partially offset by higher share-based compensation expenses.

Other income. Our other income decreased from RMB7.1 million for the six months ended June 30, 2023 to nil for the same period in 2023, as we discontinued our support service to a related party.
Loss from operation
As a result of the foregoing, we had a loss from operation of RMB485.6 million (US$66.8 million) for the six months ended June 30, 2024, in comparison with a loss from operation of RMB376.5 million for the six months ended June 30, 2023.
Interest income
Our interest income decreased by RMB6.7 million from RMB17.9 million for the six months ended June 30, 2023 to RMB11.2 million (US$1.5 million) for the six months ended June 30, 2024 primarily because the average cash deposit balance decreased by 49% compared to June 30, 2023 and the high interest rate deposit contract was terminated in May 2023. We recognized RMB5.0 million for this high interest rate product for the six months ended June 30, 2023.

Interest expenses
Our interest expenses increased by RMB7.3 million from RMB38.2 million for the six months ended June 30, 2023 to RMB45.5 million (US$6.3 million) for the six months ended June 30, 2024, primarily due to the increase in the amount of loans taken for working capital and general corporate purpose.
Income (loss) from equity method investments
Our loss from equity method investments increased by RMB42.2 million from RMB25.4 million for the six months ended June 30, 2023 to RMB67.6 million (US$9.3 million) for the six months ended June 30, 2024. This was mainly because of significant research and development expenses incurred by the new joint venture with smart in the first half of 2024, and increased loss picked up from an equity method investee.
Other non-operating (expenses) income, net
The components of Other non-operating (expenses) income, net have been discussed below:
Change in fair value of an equity security
We recorded losses in fair value of an equity security of RMB27.4 million (US$3.8 million) for the six months ended June 30, 2024, compared to gains of RMB27.7 million for the same period in 2023. The change was mainly affected by the market prices of this listed equity security (Luminar Technologies, Inc.).
Unrealized gains on equity securities
We did not record any unrealized gains on equity securities for the six months ended June 30, 2023 and 2024.
Change in fair value of warrant liabilities
We recorded losses in fair value of warrant liabilities of RMB0.2 million (US$0.03 million) for the six months ended June 30, 2024, compared to gains of RMB4.8 million for the same period in 2023.
Change in fair value of derivative financial assets
We recorded gains in fair value of derivative financial assets of RMB16.2 million for the six months ended June 30, 2023, compared to nil for the same period in 2024.
Government grants
For the six months ended June 30, 2023 and 2024, we received government grants totaling RMB2.7 million and RMB9.2 million (US$1.3 million), respectively, as a result of subsidies received for investment in the operations, research and development activities and government incentives for foreign capital investment in a specified industry.
Foreign currency exchange loss, net
We recorded foreign currency exchange loss, net of RMB4.5 million (US$0.6 million) for the six months ended June 30, 2024, compared to losses of RMB34.7 million for the six months ended June 30, 2023.The net change in foreign currency exchange loss was primarily attributable to fluctuations in exchange rates between U.S. dollar and RMB.
Non-GAAP Financial Measures

We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. We define adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of this non-GAAP measure facilitates investors’ assessment of our operating performance and provides useful information about our operating results and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The tables below set forth a reconciliation of our net loss to adjusted EBITDA for the periods indicated:

	Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
	(In thousands)
Net Loss	(405,867)	(610,321)	(83,983)
Interest income	(17,885)	(11,206)	(1,542)
Interest expense	38,228	45,495	6,260
Income tax expense/(benefit)	326	(198)	(27)
Depreciation of property and equipment	27,084	27,274	3,753
Amortization of intangible assets	12,007	44,743	6,157
EBITDA	(346,107)	(504,213)	(69,382)
Share-based compensation expenses	52,226	70,925	9,760
Adjusted EBITDA	(293,881)	(433,288)	(59,622)

Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$

	(In thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(960,437)	(416,811)	(57,355)
Net cash (used in) provided by investing activities	740,559	(142,346)	(19,587)
Net cash provided by financing activities	231,972	749,000	103,066
To date, we have funded our operating and investing activities primarily through cash generated from financing activities (including credit facilities).

In January 2023, we entered into a loan agreement with Zhejiang Geely Holding Group Co., Ltd for the principal amount of RMB300 million due on October 7, 2023, with interest payable quarterly and at the rate of 4.1% per annum. The term of the loan was subsequently extended to June 30, 2024, and the interest rate was reduced to 3.9% per annum during the extended period. In June 2024, the principal amount of RMB100 million and interest were repaid, the term of the loan (including the outstanding amount of RMB200 million) was extended to June 30, 2025, and the interest rate of 3.9% per annum remained unchanged.

In March 2024, we entered into an accounts receivable factoring agreement with a finance company within the Geely Group for a total principal amount of RMB149 million due on October 8, 2024, with interest payable quarterly and at the rate of 6% per annum. We received RMB100 million in March 2024 and RMB49 million in May 2024, respectively.

In April 2024, we were granted an additional credit line of RMB120 million from Shanghai Pudong Development Bank. We entered into two one-year term loan agreements with Shanghai Pudong Development Bank for a total principal amount of RMB85 million in April 2024, and RMB35 million in May 2024, respectively. The loans bear interest at loan prime rate of one-year term grade plus 0.55% per annum.

In May 2024, we entered into a one-year term loan agreement with Industrial Bank for a principal amount of RMB180 million bearing interest at loan prime rate of one-year term grade plus 0.45% per annum.

In June 2024, we were granted an additional credit line of RMB180 million for one year from Industrial Bank and we entered into a one-year term loan agreement with Industrial Bank for a principal amount of RMB180 million bearing interest at loan prime rate of one-year term grade plus 0.45% per annum.

In June 2024, we obtained a one-year loan of RMB100 million from China Everbright Bank, with interest at loan prime rate of one-year term grade plus 0.55% per annum.

We have incurred losses since its inception. As of June 30, 2024, we had an accumulated deficit of RMB7,241.2 million and its consolidated current liabilities exceeded current assets in the amount of RMB1,605.0 million. In addition, we recorded net cash used in operating activities in the amount of RMB416.8 million for the six months ended June 30, 2024. We will require additional liquidity to continue its operations over the next 12 months.

Historically, we had relied principally on proceeds from the issuance of redeemable convertible preferred shares and bank borrowings to finance its operations and business expansion. Since the consummation of the Business Combination on December 20, 2022, we have funded our operations principally through short-term borrowings from banks and related parties and long-term convertible notes. We have evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses, (ii) obtaining additional facilities from banks and renewal of existing bank borrowings, (iii) obtaining extended financial support from controlling shareholder and related parties, (iv) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency, and (v) exploring opportunities for further equity financing. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of us and as such we concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.

In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends” in our 2023 Annual Report. The issuance and sale of additional equity would also result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

We had cash and restricted cash of RMB787.8 million (US$108.4 million) as of June 30, 2024. As of June 30, 2024, RMB749.4 million (US$103.1 million) of our cash and cash equivalents were held in China and RMB732.8 million (US$100.8 million) were denominated in Renminbi. Substantially all of our revenues have been, and we expect them to continue to be, denominated in Renminbi in the short-term. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. Economic uncertainty in China and around the world could also adversely affect our liquidity and capital resources in the future, and our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.
Operating activities

Net cash used in operating activities decreased by RMB543.6 million from RMB960.4 million for the six months ended June 30, 2023 to RMB416.8 million (US$57.4 million) for the six months ended June 30, 2024, primarily due to the improvement in our management of working capital and our cash conversion cycle.

Net cash used in operating activities for the six months ended June 30, 2024 was RMB416.8 million, as compared to a net loss of RMB610.3 million (US$84.0 million) for the same period. The difference was primarily due to adjustments for non-cash items that primarily include share-based compensation of RMB70.9 million (US$9.8 million), as well as a decrease of RMB635.6 million (US$87.5 million) in accounts receivable from related parties, a decrease of RMB33.8 million (US$4.7 million) in accounts receivable from third parties,and an increase of RMB90.6 million (US$12.5 million) in accounts payable from related parties, partially offset by a decrease of RMB320.5million (US$44.1 million) in accounts payable from third parties and a decrease of RMB244.0 million (US$33.6 million) in other payable and accruals.
Investing activities

We recorded net cash used in investing activities of RMB142.3 million (US$19.6 million) for the six months ended June 30, 2024, compared to net cash provided by investing activities of RMB740.6 million for the same period in 2023. The different was mainly due to the collection of proceeds in January 2023 for disposal of Zenseact in December 2022 and cash paid for acquisition of Suzhou-Photon Matrix during the six-months ended June 30, 2024.
Financing activities

Net cash provided by financing activities increased by RMB517.0 million from RMB232.0 million for the six months ended June 30, 2023 to RMB749.0 million (US$103.1 million) for the same period in 2024, primarily due to additional borrowings as at June 30, 2024 from related parties and banks.
Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment, and intangible assets. Our total capital expenditures were RMB48.0 million and RMB56.2 million (US$7.7 million) for the six months ended June 30, 2023 and 2024, respectively. We will continue to make capital expenditures on our manufacturing capabilities and to meet the needs of our manufacturing activities.
Material Cash Requirements

Other than the ordinary cash requirements for our operations, research and development, and our capital expenditure, our material cash requirements as of June 30, 2024 and any subsequent interim period primarily include interest and principal payments for our borrowings from banks and related parties, operating lease commitments, purchase commitments, and capital commitments.

Our operating lease commitment primarily consists of future minimum lease commitments, all under non-cancellable operating lease agreements for our offices.

Our purchase commitment primarily related to the purchase of research and development services and intangible assets. Purchase obligations for intangible assets consist of the amount payable towards acquisition of certain software licensing rights.

Our capital commitment primarily consists of total capital expenditures contracted but not yet reflected in the unaudited condensed consolidated financial statements.

Our investment commitment represents our investment in the joint venture with smart.

We intend to fund our existing and future material cash requirements with our existing cash balance, additional loan facilities from banks, financial support from controlling shareholder, as well as renewing our existing bank loans when they fall due, as necessary, although such plans are contingent upon many factors out of our control. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
The following table sets forth our contractual obligations as of June 30, 2024.

	Total	Less than one year	1 -2 Years	2 -3 Years	3 - 5 Years	5 Years
	(RMB in thousands)
Operating lease commitment	194,356	21,284	40,990	32,592	59,261	40,229
Purchase commitment	139,729	129,729	6,667	3,333	—
Capital commitment	44,405	44,405	—	—	—	—
Investment commitment	23,500	23,500	—	—	—	—
Purchase obligations for intangible assets	100,000	50,000	50,000	—	—	—
Short-term borrowings	1,600,000	1,600,000	—	—	—	—
Total	2,101,990	1,868,918	97,657	35,925	59,261	40,229
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2024.
Off-balance Sheets Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.
Quantitative and Qualitative Disclosure about Market Risks
Interest Rate Risk
Our exposure to interest rate risk primarily relates to decrease in market interest rates as our liabilities to credit institutions, amounts due to related parties and convertible notes carry a fixed interest rate. However, due to the tenure of these borrowings, interest payment terms and the instrument features, we are not exposed to material interest rate risk arising therefrom and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, bank notes, and wealth management products. Due to the short-term tenure of our borrowings and investments, we have not been exposed to material risks due to changes in market interest rates.
We closely monitor the effects of changes in the interest rates on our interest rate risk exposures, but we have not used any derivative financial instruments to manage our interest risk exposure.
Foreign Exchange Risk
The revenue and expenses of our entities in mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our international revenues and expenses are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. The value of your investment in our securities will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our securities will be traded in U.S. dollars.
Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
As of June 30, 2024, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB743.4 million, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$20.1 million. Assuming we had converted RMB743.4 million into U.S. dollars at the exchange rate of RMB7.2672 for US$1.00 as of June 28, 2024, our U.S. dollar cash balance would have been US$122.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$113.1 million instead. Assuming we had converted US$20.1 million into RMB at the exchange rate of RMB7.2672 for US$1.00 as of June 28, 2024, our RMB cash balance would have been RMB889.5 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB904.1 million instead.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate is made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Please refer to our 2023 Annual Report for these estimates.

Index to Unaudited Condensed Consolidated Financial Statements

Contents	Page (s)
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2023 and June 30, 2024	F-2
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2023 and 2024	F-5
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Deficit for the six months ended June 30, 2023 and 2024	F-6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2023 and 2024	F-7
Notes to Unaudited Condensed Consolidated Financial Statements	F-8

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31,	As of June 30,
	Note	2023	2024	2024
		RMB	RMB	US$
				Note 1(f)
ASSETS
Current assets
Cash	2	571,760	787,639	108,383
Restricted cash	2	27,126	159	22
Short-term investments		137,876	137,936	18,981
Accounts receivable – third parties, net	3	285,819	240,043	33,031
Accounts receivable – related parties, net	3, 21	1,572,703	933,973	128,519
Notes receivable	4	54,634	171,926	23,658
Inventories	5	160,781	177,151	24,377
Amounts due from related parties	21	74,122	91,398	12,577
Prepayments and other current assets	6	443,500	406,704	55,962
Total current assets		3,328,321	2,946,929	405,510
Non-current assets
Long-term investments	7	300,987	220,453	30,335
Property and equipment, net	8	120,785	137,259	18,887
Intangible assets, net	9	179,341	294,034	40,460
Operating lease right-of-use assets	11	125,205	126,811	17,450
Other non-current assets – third parties		28,236	33,774	4,647
Other non-current assets – related parties	21	224,349	274,370	37,755
Total non-current assets		978,903	1,086,701	149,534
Total assets		4,307,224	4,033,630	555,044
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31,	As of June 30,
	Note	2023	2024	2024
		RMB	RMB	US$
				Note 1(f)
LIABILITIES
Current liabilities
Short-term borrowings	10	1,200,000	1,600,000	220,167
Accounts payable – third parties		1,820,680	1,501,440	206,605
Accounts payable – related parties	21	312,830	403,424	55,513
Notes payable		9,959	—	—
Amounts due to related parties	21	35,664	375,696	51,697
Contract liabilities, current – third parties	16	621	1,517	209
Contract liabilities, current – related parties	21	207,017	202,919	27,923
Operating lease liabilities, current	11	35,123	37,877	5,212
Accrued expenses and other current liabilities	12	614,540	424,964	58,477
Income tax payable		15,794	4,067	560
Total current liabilities		4,252,228	4,551,904	626,363
Non-current liabilities
Contract liabilities, non-current – third parties	16	2	6	1
Contract liabilities, non-current – related parties	16	133,993	78,793	10,842
Convertible notes payable	13	455,701	467,617	64,346
Operating lease liabilities, non-current	11	107,605	114,095	15,700
Warrant liabilities, non-current	14	5,141	5,501	757
Provisions	12	90,871	97,550	13,423
Deferred tax liabilities		—	32,668	4,495
Other non-current liabilities – third parties		48,792	48,792	6,714
Other non-current liabilities – related parties	21	44,519	46,425	6,388
Total non-current liabilities		886,624	891,447	122,666
Total liabilities		5,138,852	5,443,351	749,029
Commitments and contingencies	20
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31,	As of June 30,
	Note	2023	2024	2024
		RMB	RMB	US$
				Note 1(f)
SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares (US$0.000005 par value, 8,000,000,000 shares authorized as of December 31, 2023 and June 30, 2024; 288,989,049 and 294,168,860 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)		9	10	1
Class B Ordinary Shares (US$0.000005 par value, 1,000,000,000 shares authorized as of December 31, 2023 and June 30, 2024; 48,960,916 shares issued and outstanding as of December 31, 2023 and June 30, 2024)		1	1	—
Additional paid-in capital		6,096,675	6,156,746	847,196
Accumulated deficit		(6,670,686)	(7,241,232)	(996,427)
Accumulated other comprehensive loss		(344,578)	(358,063)	(49,271)
Total deficit attributable to ordinary shareholders		(918,579)	(1,442,538)	(198,501)
Non-controlling interests		86,951	32,817	4,516
Total shareholders’ deficit		(831,628)	(1,409,721)	(193,985)
Total liabilities and shareholders’ deficit		4,307,224	4,033,630	555,044

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)

		Six Months Ended June 30,
	Note	2023	2024	2024
		RMB	RMB	US$
				Note 1(f)
Revenues	16
Sales of goods revenues (including related parties amounts of RMB1,018,256 and RMB1,470,170 for the periods ended June 30, 2023 and 2024, respectively)		1,264,263	1,700,670	234,020
Software license revenues (including related parties amounts of RMB164,995 and RMB92,923 for the periods ended June 30, 2023 and 2024, respectively)		215,641	131,832	18,141
Service revenues (including related parties amounts of RMB256,427 and RMB361,772 for the periods ended June 30, 2023 and 2024, respectively)		256,697	362,815	49,925
Total revenues		1,736,601	2,195,317	302,086
Cost of goods sold (including related parties amounts of RMB143,725 and RMB245,787 for the periods ended June 30, 2023 and 2024, respectively)		(1,000,190)	(1,433,028)	(197,191)
Cost of software licenses (including related parties amounts of RMB11,061 and RMB24,744 for the periods ended June 30, 2023 and 2024, respectively)		(37,210)	(44,126)	(6,072)
Cost of services (including related parties amounts of RMB31,938 and RMB14,178 for the periods ended June 30, 2023 and 2024, respectively)		(185,702)	(222,388)	(30,602)
Total cost of revenues		(1,223,102)	(1,699,542)	(233,865)
Gross profit		513,499	495,775	68,221
Research and development expenses (including related parties amounts of RMB5,610 and RMB10,323 for the periods ended June 30, 2023 and 2024, respectively)		(481,600)	(573,367)	(78,898)
Selling, general and administrative expenses (including related parties amounts of RMB2,131 and RMB8,632 for the periods ended June 30, 2023 and 2024, respectively)		(414,769)	(408,290)	(56,183)
Other income - related parties	21	7,055	—	—
Others, net		(688)	236	32
Total operating expenses		(890,002)	(981,421)	(135,049)
Loss from operation		(376,503)	(485,646)	(66,828)
Interest income (including related parties amounts of RMB6,771 and RMB5,899 for the periods ended June 30, 2023 and 2024, respectively)		17,885	11,206	1,542
Interest expense (including related parties amounts of RMB6,116 and RMB7,706 for the periods ended June 30, 2023 and 2024, respectively)		(38,228)	(45,495)	(6,260)
Loss from equity method investments		(25,414)	(67,605)	(9,303)
Other non-operating income (expenses), net	17	16,719	(22,979)	(3,161)
Loss before income taxes		(405,541)	(610,519)	(84,010)
Income tax (expense) benefit	18	(326)	198	27
Net loss		(405,867)	(610,321)	(83,983)
Net loss attributable to non-controlling interests		30,741	39,775	5,473
Net loss attributable to Ecarx Holdings Inc. ordinary shareholders		(375,126)	(570,546)	(78,510)
Loss per ordinary share
— Basic and diluted	19	(1.11)	(1.69)	(0.23)
Weighted average number of ordinary shares used in computing loss per ordinary share
— Basic and diluted	19	337,395,390	337,935,301	337,935,301
Net loss		(405,867)	(610,321)	(83,983)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil income taxes		48,975	(13,485)	(1,856)
Comprehensive loss		(356,892)	(623,806)	(85,839)
Comprehensive loss attributable to non-controlling interests		30,741	39,775	5,473
Comprehensive loss attributable to ordinary shareholders		(326,151)	(584,031)	(80,366)
___________________________

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC. ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total deficit attributable to ordinary shareholders of the Company	Non-controlling interests	Total shareholders’ deficit
	Number of Shares[1]	Amount	Number of shares[1]	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	288,434,474	9	48,960,916	1	5,919,660	(5,730,180)	(385,886)	(196,396)	161,940	(34,456)
Net loss	—	—	—	—	—	(375,126)	—	(375,126)	(30,741)	(405,867)
Share-based compensation (Note 15)	—	—	—	—	52,226	—	—	52,226	—	52,226
Combination of a subsidiary under common control (Note 1(b))	—	—	—	—	2,990	—	—	2,990	—	2,990
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	48,975	48,975	—	48,975
Balance as of June 30, 2023	288,434,474	9	48,960,916	1	5,974,876	(6,105,306)	(336,911)	(467,331)	131,199	(336,132)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total deficit attributable to ordinary shareholders of the Company	Non-controlling interests	Total shareholders’ deficit
	Number of Shares[1]	Amount	Number of shares[1]	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	288,989,049	9	48,960,916	1	6,096,675	(6,670,686)	(344,578)	(918,579)	86,951	(831,628)
Net loss	—	—	—	—	—	(570,546)	—	(570,546)	(39,775)	(610,321)
Share-based compensation (Note 15)	—	—	—	—	70,925	—	—	70,925	—	70,925
Combination of a subsidiary under common control (Note 1(b))	—	—	—	—	(10,854)	—	—	(10,854)	—	(10,854)
Asset acquisition of Suzhou Photon-Matrix (Note 1(c))	—	—	—	—	—	—	—	—	(14,359)	(14,359)
Issuance of Class A ordinary shares under 2022 Share Incentive Plan	5,179,811	1	—	—	—	—	—	1	—	1
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	(13,485)	(13,485)	—	(13,485)
Balance as of June 30, 2024	294,168,860	10	48,960,916	1	6,156,746	(7,241,232)	(358,063)	(1,442,538)	32,817	(1,409,721)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
			Note 1(f)
Operating activities:
Net cash used in operating activities	(960,437)	(416,811)	(57,355)
Investing activities:
Purchase of equipment and intangible assets	(48,004)	(56,236)	(7,738)
Proceeds from disposal of equipment	—	675	93
Cash paid for acquisition of equity investments	—	(53,900)	(7,417)
Cash paid for asset acquisition of Suzhou Photon-Matrix, net of cash acquired	—	(45,185)	(6,218)
Cash paid for acquisition of short-term investments	—	(294,000)	(40,456)
Proceeds from redemption of short-term investments	—	299,400	41,199
Loans and advances to related parties	(12,000)	(10,800)	(1,486)
Cash collection of loans and advances to related parties	8,500	17,700	2,436
Proceeds from sale of Zenseact	792,063	—	—
Net cash provided by (used in) investing activities	740,559	(142,346)	(19,587)
Financing activities:
Proceeds from short-term borrowings	480,000	580,000	79,811
Repayment for short-term borrowings	(480,000)	(180,000)	(24,769)
Payment for issuance costs of convertible notes	(3,396)	—	—
Borrowings from related parties	300,000	449,000	61,784
Repayment of borrowings from related parties	—	(100,000)	(13,760)
Cash paid for costs of the Merger	(64,632)	—	—
Net cash provided by financing activities	231,972	749,000	103,066
Effect of foreign currency exchange rate changes on cash and restricted cash	14,259	(931)	(128)
Net increase in cash and restricted cash	26,353	188,912	25,996
Cash and restricted cash at the beginning of the period	901,429	598,886	82,409
Cash and restricted cash at the end of the period	927,782	787,798	108,405

Supplemental information:
Income tax paid	—	12,474	1,716
Interest paid	30,063	64,220	8,837
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.    Summary of significant accounting policies
(a)    Basis of presentation
The accompanying unaudited condensed consolidated financial statements of ECARX Holdings Inc. (“the Company”) and its consolidated subsidiaries (the “Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2023.
The accompanying unaudited condensed consolidated financial statements were prepared assuming the Group will continue as a going concern. The Group generated a net loss of RMB610,321 and net cash outflows from operations of RMB416,811 for the six months ended June 30, 2024. As of June 30, 2024, the Group’s consolidated current liabilities exceeded current assets in the amount of RMB1,604,975.
The Company has evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses (ii) obtaining additional facilities from banks and renewal of existing bank borrowings (iii) obtaining extended financial support from controlling shareholder and related parties (iv) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency and (v) exploring opportunities for further equity financing. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of the Company and, as such, the Company concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.
In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2024, the results of operations and cash flows for the six months ended June 30, 2023 and 2024, have been made.
The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and reported revenues and expenses during the periods presented in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, service period of connectivity services; expected credit losses for accounts receivable, other non-current assets and amounts due from related parties; realizability of inventories; accrual for warranty obligations; useful lives and recoverability of property, equipment and intangible assets and right-of-use assets; recoverability of long-term investments; valuation allowance of deferred tax assets; fair values of share-based compensation awards, fair values of intangible assets acquired in an asset acquisition, fair value of convertible notes payables, warrant liabilities, incremental borrowing rates of the Group’s leases. Changes in facts and circumstances may result in these estimates to be revised. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(b) A combination between entities under common control

Acquisition of controlling interest in HF Tech Europe AB (“HF EU”)

On June 30, 2024, Ecarx Sweden AB. (“Ecarx SE”) acquired all issued and outstanding shares of HF Tech Europe AB (“HF EU”), an entity under common control, at a purchase consideration of SEK16,111 (equivalent to RMB10,854), which is subject to working capital adjustments and will be settled in December 2024. The unaudited condensed consolidated financial statements of the Company have been presented by combining assets, liabilities, revenues, expenses and equity of Ecarx and HF EU using the pooling-of-interests method as if the transaction occurred at the establishment date of HF EU on January 30, 2023. All intercompany transactions and balances between the combining entities have been eliminated.

The following table summarizes the results of operations and net assets of HF EU consolidated in these unaudited condensed consolidated financial statements. The amounts are after eliminating transactions between the Group and HF EU.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Assets
Current assets	39,580	51,551
Total assets	39,580	51,551

Liabilities
Current liabilities	36,749	62,743
Total liabilities	36,749	62,743

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Revenue	19,164	26,170
Cost of revenues	(13,200)	(40,514)
Gross profit/(loss)	5,964	(14,344)

Profit / (loss) from operations	5,470	(17,692)
Profit / (loss) before income taxes	5,461	(17,395)
Net profit / (loss)	5,461	(17,395)

(c) Asset acquisition of Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon Matrix”)

On January 31, 2024, the Group entered into share purchase agreements with existing third party shareholders of Suzhou Photon- Matrix, pursuant to which the Group acquired 13.10% additional equity interest in Suzhou Photon-Matrix for a total cash consideration of RMB46,306. Prior to the transaction, the Group held 49.17% equity interest in Suzhou Photon-Matrix and accounted for the interest as an equity method investment. As a result of the transactions, the Group’s equity interest increased to 62.27%, and the Group obtained control in Suzhou Photon- Matrix. The transaction was accounted for as an asset acquisition rather than a business combination as what the Group acquired does not include a substantive process that together with input to significantly contribute to the ability to create output. In determining the cost basis to be allocated to assets acquired, the Group measured its previously held equity interest and noncontrolling interest at their carrying values. The cost of assets acquired was allocated to the individual assets acquired or liabilities assumed based on their relative fair values.
(d) Risks and concentration

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, short-term investments, accounts receivables, notes receivable, amounts due from related parties and non-current assets.
The Group’s policy requires cash and restricted cash to be placed with high quality financial institutions. The Group regularly evaluates the credit standing of the counterparties or financial institutions.
The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.
Concentration of customers and suppliers

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The Group currently has a concentrated customer base with a limited number of key customers, particularly Geely Group and its subsidiaries.
The following table summarizes customers with greater than 10.0% of the accounts receivable - related parties, net:

	As of December 31,	As of June 30,
	2023	2024
Geely Group and its subsidiaries	86.4%	77.5%
The following table summarizes customers with greater than 10.0% of the accounts receivable - third parties, net:

	As of December 31,	As of June 30,
	2023	2024
Customer A, a third party	42.0%	46.5%
Customer B, a third party	Less than 10.0%	31.3%
Customer C, a third party	28.6%	Less than 10.0%
Customer D, a third party	15.1%	Less than 10.0%
Customers contributing more than 10.0% of total revenues were as follows:

	Six Months Ended June 30,
	2023	2024
Geely Group and its subsidiaries	72.9%	79.4%

The revenue above from Geely Group and its subsidiaries excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group and its subsidiaries.
The following table summarizes suppliers with greater than 10.0% of the accounts payable:

	As of December 31,	As of June 30,
	2023	2024
Supplier A, a third party	15.7%	18.3%
Supplier B, a third party	12.5%	16.5%
Supplier C, a third party	22.8%	12.3%
Suppliers contributing more than 10.0% of total purchases were as follows:

	Six Months Ended June 30,
	2023	2024
Supplier A, a third party	23.1%	25.7%
Supplier C, a third party	Less than 10.0%	21.2%
Supplier B, a third party	13.2%	Less than 10.0%

(e) Fair value measurements
Financial assets and liabilities of the Group primarily consist of cash, restricted cash, short-term investments, accounts receivable, amounts due from related parties, notes receivable, equity securities, short-term borrowings, accounts payable, notes payable, amounts due to related parties, warrant liabilities, convertible notes, and other payables included in accrued expenses and other current liabilities. The Group measures below assets and liabilities at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2023 and June 30, 2024 as below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Level 1 – Equity securities and public warrant liabilities using observable inputs in active markets;
Level 3 – Private warrant liabilities using unobservable inputs.

As of December 31, 2023 and June 30, 2024, the carrying values of other financial instruments approximate their fair values due to the short-term maturity of these instruments or their interest rates are comparable to the prevailing interest rates in the market.
(f)    Convenience translation
The United States dollar (“US$”) amounts disclosed in the accompanying unaudited condensed consolidated financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB7.2672 , the certified noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2024, or at any other rate.
(g) Prior period reclassification
The Group has reclassified certain prior period amounts as shown below to make the presentation consistent with current period.

	Six Months Ended June 30, 2023
	Before reclassification		After reclassification
	RMB		RMB
Selling and marketing expenses	(36,931)	(36,931)	—
General and administrative expenses	(377,838)	(377,838)	—
Selling, general and administrative expenses	—	—	(414,769)
Change in fair value of an equity security	27,722	27,722	—
Change in fair value of warrant liabilities	4,781	4,781	—
Change in fair value of derivative financial assets	16,189	16,189	—
Government grants	2,695	2,695	—
Foreign currency exchange losses, net	(34,668)	(34,668)	—
Other non-operating income	—		16,719

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.    Cash and restricted cash
A reconciliation of cash and restricted cash in the unaudited condensed consolidated balance sheets to the amounts in the unaudited condensed consolidated statements of cash flows is as follows:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Cash at banks	571,760	787,639
Restricted cash	27,126	159
Cash and restricted cash shown in the unaudited condensed consolidated statements of cash flows	598,886	787,798

Cash and restricted cash are deposited in financial institutions at the locations noted below:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Financial institutions in the mainland of the PRC
– Denominated in RMB	528,022	732,805
– Denominated in US$	14,542	16,433
– Denominated in Great Britain Pound (“GBP”)	81	89
– Denominated in Euro	—	109
– Denominated in Hong Kong dollars (“HKD”)	—	11
Total cash balances held in the mainland of the PRC	542,645	749,447
Financial institutions in Hong Kong
– Denominated in Hong Kong dollars (“HKD”)	13	601
– Denominated in RMB	27	27
Total cash balances held in Hong Kong	40	628
Financial institutions in Sweden
– Denominated in Swedish Krona (“SEK”)	39,584	34,742
– Denominated in US$	204	207
Total cash balances held in Sweden	39,788	34,949
Financial institutions in the United Kingdom
– Denominated in Great Britain Pounds (“GBP”)	12,356	562
Total cash balances held in the United Kingdom	12,356	562
Financial institutions in the United States
– Denominated in US$	3,867	2,079
Total cash balances held in the United States	3,867	2,079
Financial institutions in Germany
– Denominated in Euro	190	133
Total cash balances held in Germany	190	133
Total cash balances held at financial institutions in RMB	598,886	787,798
As of December 31, 2023, the Group’s restricted cash of RMB3,513 were pledged for notes payable, and RMB23,613 restricted due to disputes on unpaid amounts to a supplier. As of June 30, 2024, the Group had restricted cash of RMB159 pledged for notes payable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
3.    Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Accounts receivable, third parties	288,507	243,589
Less: Allowance for doubtful accounts, third parties	(2,688)	(3,546)
Accounts receivable, third parties, net	285,819	240,043
Accounts receivable, related parties	1,583,920	957,248
Less: Allowance for doubtful accounts, related parties	(11,217)	(23,275)
Accounts receivable, related parties, net	1,572,703	933,973

The movement of the allowance for doubtful accounts receivable is as follows:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Balance at the beginning of the period	6,887	13,905
Additions	9,951	15,239
Reversal	(2,426)	(10)
Write-off	(507)	(2,313)
Balance at the end of the period	13,905	26,821

Factoring agreement

In March 2024, the Group entered into an accounts receivable factoring agreement with a finance company of Geely Group with a minimum interest rate of 6.0% per annum. The one-year factoring agreement provides the Group to have access to up to RMB149,000 on a revolving basis, measured by the aggregate amount advanced for the unpaid balance of certain trade accounts receivable from specified customers from time to time.

The Group accounts for transfers of accounts receivable in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Pursuant to ASC 860, the Group does not derecognize customers’ accounts receivable when receiving advance payment from the finance company due to the recourse obligations retained by the Group. As of June 30, 2024, factoring accounts receivable of RMB186,250 were not derecognized and were restricted as security for the advanced amounts of RMB149,000 received by the Group, which were recorded as amounts due to related parties on the unaudited condensed consolidated balance sheets. The factoring proceeds from the finance company was considered financing activities and reported as “Borrowings from related parties” on the unaudited condensed consolidated statements of cash flows.

4.    Notes receivable

The Group collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 31, 2023 and June 30, 2024 were bank acceptance notes, among which RMB6,603 and RMB16, respectively, are pledged as collateral to secure the Group’s liability for notes payable issued by China Industrial Bank. The notes payables are used for settlement between the Group and its suppliers on the purchase of raw materials and other inventories.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
5.    Inventories

Inventories consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Raw materials	90,882	106,667
Work-in-process	11,003	15,089
Finished goods	58,896	55,395
Total	160,781	177,151

The Group recorded inventory write-down of RMB9,535 and RMB1,817 for the six months ended June 30, 2023 and 2024, respectively.

6.    Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Prepayments to suppliers	302,421	271,769
Contract cost assets	104,309	61,179
Others	36,770	73,756
Prepayments and other current assets	443,500	406,704

Nil provision was made for prepayments and other current assets as of December 31, 2023 and June 30, 2024.

7.    Long-term investments

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Equity method investments	252,407	198,468
Equity securities measured at fair value	48,580	21,985
Total long-term investments	300,987	220,453

Management evaluated whether there was other-than-temporary impairment based on the facts for the long-term investments, including recent financing activities, projected and historical financial performance of investees. Nil and RMB6,446 impairment loss were recognized for the six months ended June 30, 2023 and 2024, respectively.

Equity method investments

As disclosed in Note 1(c), the Group acquired 13.10% additional equity interest in Suzhou Photon-Matrix from existing shareholders and thereafter the Group obtained control of Suzhou Photon-Matrix and derecognized the equity method investment with carrying amount of RMB34,829.

In May 2024, Hubei Dongjun Automotive Electronic Technology Co., Ltd. ("Hubei Dongjun”) distributed on a pro rata basis its equity interest in Shenzhen U Chance Technology Co., Ltd. (“U Chance”) to each of its equity holders, namely the Group and Hubei Dongjun Industrial and Commercial Co., Ltd. based on their respective shareholding. As a result, U Chance was spun-off from Hubei Dongjun and the Group directly held 49% equity interest in U Chance. The Group continues to account for its investment in U Chance as equity method investment at its carrying amount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Equity securities measured at fair value

The fair value of 2,030,374 shares of Luminar Technologies, Inc. decreased to US$3,025 (equivalent to RMB21,985) as of June 30, 2024. The fair value change of US$3,773 (equivalent to RMB27,421) was recorded as a loss in the unaudited condensed consolidated statements of comprehensive loss.

8.    Property and equipment, net

Property and equipment, net consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Machinery and electronic equipment	197,777	219,956
Transportation vehicles	5,654	4,990
Office and other equipment	20,614	21,399
Leasehold improvements	44,747	57,317
Construction in progress	7,938	15,621
Property and equipment	276,730	319,283
Less: accumulated depreciation	(148,653)	(175,130)
Less: impairment	(7,292)	(6,894)
Property and equipment, net	120,785	137,259

Depreciation on property and equipment was allocated as follows:

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Cost of revenues	375	539
Selling, general and administrative expenses	15,034	14,509
Research and development expenses	11,675	12,226
Total depreciation	27,084	27,274

No impairment loss was recorded for the six months ended June 30, 2023 and 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
9.    Intangible assets, net

Intangible assets, net consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Software	121,950	143,461
Software license rights	143,725	143,725
Trademark	139	139
Patents	2,655	141,224
Intangible assets	268,469	428,549
Less: accumulated amortization	(86,183)	(130,945)
Less: impairment	(2,945)	(3,570)
Intangible assets, net	179,341	294,034

The Group acquired patents of RMB138,569 in the asset acquisition (refer to Note 1(c)). The acquired patents are amortized over a period of ten years.

Amortization of intangible assets was allocated as follows:

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Cost of revenues	—	23,954
Selling, general and administrative expenses	4,902	4,605
Research and development expenses	7,105	16,184
Total amortization	12,007	44,743

In the six months ended June 30, 2024, an impairment loss of RMB625 was recognized for obsolete software, which was included in selling, general and administrative expenses. No impairment loss was recorded in the six months ended June 30, 2023.
10.    Short-term borrowings

Short-term borrowings consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Unsecured bank loans	1,200,000	1,600,000

As of December 31, 2023, the Group’s short-term borrowings bear interest rates of 3.8%, 3.9% and 4.0% per annum. As of June 30, 2024, the Group’s short-term borrowings bear interest rates of 4.0% and 3.9% per annum. As of December 31, 2023 and June 30, 2024, the Group had a total line of credit in the amount of RMB1,200,000 and RMB1,700,000, of which the unused portion was nil and RMB100,000, respectively.

Short-term borrowings of RMB180,000 and nil as of December 31, 2023 and June 30, 2024 were guaranteed by Hubei ECARX Technology Co. Ltd., which is a related party of the Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
11.    Leases

The components of lease cost were as follows:

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Operating lease costs	22,854	25,289
Short-term lease costs	1,660	1,529
Total	24,514	26,818

The lease cost was allocated as follows:

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Selling, general and administrative expenses	12,968	14,838
Research and development expenses	11,546	11,980
Total	24,514	26,818

The operating lease right-of-use assets and the amortization were as follows:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Operating lease right-of-use assets	172,643	159,117
Less: accumulated amortization	(47,438)	(32,306)
Total	125,205	126,811

	As of December 31,	As of June 30,
	2023	2024
Weighted average remaining lease term (years):
Operating leases	6.14	5.98

Weighted average discount rate:
Operating leases	8.65%	8.39%

Supplemental cash flow information related to operating leases was as follows:

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	6,484	17,567

Right-of-use assets obtained in exchange for lease obligations
Operating leases	31,832	1,756

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
12.    Accrued expenses and other current liabilities and Provision

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Salaries and benefits payables	257,207	110,899
Taxes payable	101,487	80,591
Product warranties	41,924	42,553
Accrued costs of the Merger	54,984	54,984
Other payables and accrued charges*	158,938	135,937
Accrued expenses and other current liabilities	614,540	424,964

___________________________
*Other payables and accrued charges primarily include accrual for research and development expenses.

Product warranty

The following table provides a reconciliation of changes in the product warranties:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Balance at the beginning of the year/period	92,148	132,795
Additions	85,161	25,679
Settlements	(44,514)	(18,371)
Balance at the end of the year/period	132,795	140,103
Including:
Current portion of warranty included in “Accrued expenses and other current liabilities”	41,924	42,553
Noncurrent portion of warranty included in “Provision”	90,871	97,550

13.    Convertible notes payable

The following is a summary of the Company’s convertible notes payable and its fair value as of December 31, 2023 and June 30, 2024.

	Principal amount	Unamortized debt issuance costs	Net Carrying amount	Fair Value
				Amount	Leveling
	RMB	RMB	RMB
5% Investor Notes due on November 8, 2025
As of December 31, 2023	461,494	(5,793)	455,701	396,884	Level 3
As of June 30, 2024	472,368	(4,751)	467,617	415,702	Level 3

The fair value of the convertible notes payable was estimated using the binomial model with the key assumptions including risk-free rate of return, volatility, and bond yield.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
14.    Warrant liabilities

ECARX Warrants in connection with the Merger

ECARX Public Warrants are publicly traded on Nasdaq, the liability is measured at fair value using observable inputs and categorized in Level 1 of the fair value hierarchy, while ECARX Private Warrant liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The Binomial Option Pricing Model with the following key assumptions is used for estimating the fair value of ECARX Private Warrants.

	As of December 31,	As of June 30,
	2023	2024
Risk-free rate of return (%)	3.93%	4.47%
Volatility	29.50%	43.49%
Expected dividend yield	0.0%	0.0%
Expected term	4.0 years	3.5 years
Fair value of the underlying ordinary shares	US$3.16 (equivalent to RMB22.44)	US$2.06 (equivalent to RMB14.97)

The risk-free rate of return was based on the yield of US Treasury Notes for the expected remaining life of the warrant liabilities. The Company estimates the volatility of its common stock using a binomial lattice model based on the price of public warrant as of the valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term to exercise the warrant liabilities is up to December 2027. The fair value of the Company’s ordinary shares was obtained from the listed trading price of ECX.

The table below reflects the movement of ECARX Warrants for the six months ended June 30, 2024:

	January 1, 2024 RMB	Addition RMB	Loss due to change in fair value RMB	Foreign exchange translation RMB	Settlement RMB	June 30, 2024 RMB
Liabilities
ECARX Public Warrants	3,195	—	—	75	—	3,270
ECARX Private Warrants	1,946	—	236	49	—	2,231
Total	5,141	—	236	124	—	5,501

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
15.    Share based compensation

(a) Restricted Share Unit (“RSU”)

2022 Share Incentive Plan

In February 2024, the Company granted an aggregated number of 117,250 RSUs to employees, which were immediately fully vested upon the grants and these RSUs had been fully exercised as of February 29, 2024.

The following table summarizes activities of the Company's RSUs for the six months ended June 30, 2024:

	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2024	15,033,854	0.69	4.91
Granted (new RSUs)	117,250	—	3.51
Exercised	(4,039,195)	0.03	—
Outstanding at June 30, 2024	11,111,909	0.92	4.31
Vested and expected to vest as of June 30, 2024	11,111,909	0.92	4.31	8.81	38,054
Exercisable as of June 30, 2024	9,185,844	0.92	4.26	8.93	31,602

Total intrinsic value of RSUs exercised was RMB22,449 for the six months ended June 30, 2024.

The fair value of the RSUs granted in 2024 under 2022 Share Incentive Plan is estimated using the closing price as of the grant dates of listed trading price of the Company.

(b) Options

2022 Share Incentive Plan

In April 2024, the Company granted an aggregate number of 4,960,570 share options to employees. The share options vest under one of the following two approaches:

•fully vested on the date of grant.
•25% of the grants vest every twelve-month service period since the service commencement of the employees.

The following table summarizes activities of the options for the six months ended June 30, 2024:

	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2024	11,260,718	9.62	3.11
Granted	4,960,570	0.50	1.21
Forfeited	(195,628)	7.36	2.86
Outstanding at June 30, 2024	16,025,660	6.82	2.52
Vested and expected to vest as of June 30, 2024	16,025,660	6.82	2.52	8.02	—
Exercisable as of June 30, 2024	10,884,902	8.66	2.76	7.49	—

The fair value of the options granted for the six months ended June 30, 2023 and 2024 are estimated using the binomial model with the following assumptions used:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2023	2024
Risk-free rate of return	3.79%	4.69%
Volatility	44.95%	47.25%
Expected dividend yield	0.0%	0.0%
Fair value of underlying ordinary share	US$8.02	US$1.64
Expected terms	10 years	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the option awards. The risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the options in effect at the valuation date. Expected dividend yield is zero as the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option awards.

Compensation expenses recognized for RSUs and options for the six months ended June 30, 2023 and 2024 were allocated as follows.

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Selling, general and administrative expenses	32,565	55,066
Research and development expenses	19,661	15,859
Total	52,226	70,925

As of June 30, 2024, US$9,290 (equivalent to RMB66,196) of the total unrecognized compensation expense related to RSUs and options is expected to be recognized over a weighted-average period of 1.2 years. The unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
16.    Revenue information
Revenues are disaggregated as follow:
Major products/services lines:

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Sales of goods revenues	1,264,263	1,700,670
Automotive computing platform	1,053,901	1,481,702
SoC Core Modules	200,255	217,376
Automotive merchandise and other products	10,107	1,592
Software license revenues	215,641	131,832
Service revenues	256,697	362,815
Automotive computing Platform – Design and development service	119,291	223,313
Connectivity service	99,508	78,162
Other services	37,898	61,340
Total revenues	1,736,601	2,195,317
Timing of revenue recognition:

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Point in time	1,637,093	2,117,155
Over time	99,508	78,162
Total revenues	1,736,601	2,195,317

For the six months ended June 30, 2023 and 2024, 97.2% and 97.6% of the Group’s revenues were generated in the PRC.

Contract liabilities

Contract liabilities consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Current liabilities - third parties	621	1,517
Current liabilities - related parties	207,017	202,919
Non-current liabilities - third parties	2	6
Non-current liabilities - related parties	133,993	78,793
Contract liabilities, current and non-current	341,633	283,235

The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the period was RMB101,443 and RMB99,258 for the six months ended June 30, 2023 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17. Other non-operating income (expenses), net

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Change in fair value of an equity security (Note 7)	27,722	(27,421)
Change in fair value of warrant liabilities (Note 14)	4,781	(236)
Change in fair value of derivative financial assets	16,189	—
Government grants	2,695	9,172
Foreign currency exchange losses, net	(34,668)	(4,494)
Total other non-operating income (expenses), net	16,719	(22,979)
18.    Income taxes

The statutory income tax rate for the Group is 25% for the six months ended June 30, 2023 and 2024. The effective income tax rate for the six months ended June 30, 2023 and 2024 differs from the PRC statutory income tax rate of 25%, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.

19.    Loss per share

Basic and diluted net loss per share for the six months ended June 30, 2023 and 2024 have been calculated as follows:

	Six Months Ended June 30
	2023	2024
	RMB	RMB
Numerator:
Net loss attributable to ECARX Holdings Inc.	(375,126)	(570,546)
Numerator for basic and diluted net loss per share calculation	(375,126)	(570,546)

Denominator:
Weighted average number of ordinary shares – basic and diluted	337,395,390	337,935,301
Denominator for basic and diluted net loss per share calculation	337,395,390	337,935,301
Net loss per share attributable to ordinary shareholders
— Basic and diluted	(1.11)	(1.69)

The potential dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:

	Six Months Ended June 30
	2023	2024
Warrants	23,871,971	23,871,971
Share options	11,389,486	16,025,660
Convertible Notes	5,652,174	5,652,174

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
20.    Commitments and contingencies
Purchase commitments

As of June 30, 2024, the Group has future purchase commitment mainly related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2024 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	RMB	RMB	RMB	RMB	RMB	RMB
Purchase commitments	139,729	129,729	6,667	3,333	—	—

Capital commitments

Total capital expenditures contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2024 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	RMB	RMB	RMB	RMB	RMB	RMB
Capital commitments	44,405	44,405	—	—	—	—
Investment commitments

As of June 30, 2024, the Group’s investment commitments related to acquisition of remaining 51% equity interest in Hubei Dongjun. Total investment commitment contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2024 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	RMB	RMB	RMB	RMB	RMB	RMB
Investment commitments	23,500	23,500	—	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
21.    Related party balances and transactions
(a)Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group (“Geely Group”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Proton Holdings Berhad and its subsidiaries	Entity that the controlling shareholder of the Company has significant influence
Anhui Xinzhi Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd., ("Zhejiang Huanfu", formerly known as Zhejiang Yikatong Technology Co., Ltd.)	Entity controlled by the controlling shareholder of the Company
Xi'an Liansheng Intelligent Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hubei Xingji Meizu Group Co., Ltd. (formerly known as Hubei Yuanshidai Technology Co., Ltd.)	Entity controlled by the controlling shareholder of the Company
Wuhan Xingji Meizu Technology Co., Ltd and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd. (“Hubei ECARX”)	Entity controlled by the controlling shareholder of the Company
Arteus Group Limited	Entity controlled by the controlling shareholder of the Company
DreamSmart Technology Pte. Ltd. (“DreamSmart”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Apollo Intelligent Connectivity (Beijing) Technology Co., Ltd.	Entity that one director of the Company has significant influence
SiEngine Technology Co., Ltd. (“SiEngine”)	Entity which is under significant influence of the Company
Hubei Dongjun Automotive Electronic Technology Co., Ltd.	Entity which is under significant influence of the Company
Shenzhen U Chance Technology Co., Ltd.	Entity which is under significant influence of the Company
HaleyTek AB	Entity which is under significant influence of the Company
(b)Significant transactions with related parties, except transactions disclosed elsewhere in these unaudited condensed consolidated financial statements:

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Revenues(i):
Sales of goods revenues	1,018,256	1,470,170
Automotive computing platform	1,013,860	1,467,211
SoC Core Modules	140	1,611
Automotive merchandise and other products	4,256	1,348
Software license revenues	164,995	92,923
Service revenues	256,427	361,772
Automotive computing platform – Design and development service	119,291	223,204
Connectivity service	99,254	78,103
Other services	37,882	60,465
Total	1,439,678	1,924,865

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2023	2024
	RMB	RMB
Purchase of products and services (ii)	216,079	376,504
Rental of office space, and administrative services (ii)	2,400	2,168
Other income (vi)	7,055	—
Interest income on loans due from related parties (iii)(v)	6,771	5,899
Interest expense on borrowings due to related parties (iv)	6,116	7,706
Loans to related parties (iii)	12,000	9,800
Repayment received of loans to related parties (iii)	8,500	17,700
Repayment of borrowings from related parties (iv)	—	100,000
Borrowings from related parties (iv)	300,000	449,000
(c)Balances with related parties:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
Accounts receivable – related parties, net (i)	1,572,703	933,973
Amounts due from related parties (ii)(iii)	74,122	91,398
Other non-current assets - related parties (v)	224,349	274,370
Accounts payable – related parties (ii) (vii)	312,830	403,424
Amounts due to related parties (ii)(iv)	35,664	375,696
Other non-current liabilities– related parties (vii)	44,519	46,425
___________________________
(i)The Group sold automotive computing platform products, merchandise and other products, software licenses and provided related technology development services, connectivity service, and other consulting services to a number of related parties. Accounts receivable, net due from related parties arising from sales of products and provision of services were RMB1,572,703 and RMB933,973 as of December 31, 2023 and June 30, 2024 , respectively.

(ii)The Group purchased raw materials, technology development services and other consulting services from a number of related parties, of which, RMB24,014 and RMB75,008 of purchase of raw materials were recorded as inventories as of June 30, 2023 and 2024, respectively, RMB186,724 and RMB284,709 were recorded in cost of revenues for the six months ended June 30, 2023 and 2024 , respectively, RMB5,341 and RMB16,787 were recorded in operating expenses for the six months ended June 30, 2023 and 2024, respectively. The Group also rented office space from related parties, pursuant to which, the Group recorded rental expenses of RMB2,400 and RMB2,168 in operating expenses for the six months ended June 30, 2023 and 2024, respectively.
Accounts payable to related parties includes payables arising from purchase of raw materials and services of RMB312,830 and RMB403,424, amount due from related parties includes prepayments arising from purchase of raw materials and services of RMB8,420 and RMB79,884 as of December 31, 2023 and June 30, 2024 , respectively. Amounts due to related parties includes payables arising from purchase of technical services and logistics services of RMB9,701 and RMB20,978 as of December 31, 2023 and June 30, 2024, respectively.
(iii)The Group provided loans of RMB12,000 and RMB9,800 to related parties, and received repayments of RMB8,500 and RMB17,700 from related parties for the six months ended June 30, 2023 and 2024 respectively. Interest incomes on loans due from related parties were RMB1,567 and RMB374 for the six months ended June 30, 2023 and 2024, respectively.
As of December 31, 2023 and June 30, 2024, loans and interest receivables due from related parties were RMB65,702 and RMB11,514.
(iv)In January 2023, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely Group in an amount of RMB300,000 with an interest rate of 4.1% per annum, which was fully repaid in December 2023. The term of the loan was subsequently extended to June 30, 2025, and the interest rate was reduced to 3.9% per annum during the extended period. In January 2024, ECARX (Hubei) Tech obtained renewed RMB300,000 loan from Geely Group. In June 2024, RMB100,000 out of the loan was repaid, the remaining RMB200,000 loan is repayable on June 30, 2025.
In March 2024, the Group entered into an accounts receivable factoring agreement with a finance company of Geely Group with a minimum interest rate of 6.0% per annum (Note 3). The Group cumulated received RMB149,000 from the finance company during current period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Interest expense on borrowings from related parties were RMB6,116 and RMB7,706 for the six months ended June 30, 2023 and 2024, respectively. The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB25,963 and RMB354,718 as of December 31, 2023 and June 30, 2024, respectively.
(v)As of December 31, 2023 and June 30, 2024, the balance of other non-current assets due from related parties included the amounts due from its former VIE, Hubei ECARX in the amount of RMB224,349 and RMB274,370, which represented the net present value of a loan provided by the Group to Hubei ECARX with the principal of RMB252,287 and an effective annual interest rate of 5.0%. Interest incomes on loans due from related parties were RMB5,204 and RMB5,525 for the six months ended June 30, 2023 and 2024, respectively.
(vi)Other income from related parties represents the amounts due from Arteus for recharges of expenses including those in relation to management service, sharing of office space, consultancy and other expenses paid by the Group on behalf of Arteus Group Limited. In June 2023, ECARX signed an assignment of rights agreement with Arteus and DreamSmart. The amounts due from Arteus were assigned to DreamSmart, all of which were settled as of December 31, 2023.
(vii)In November 2023, the Group entered into a licensing agreement with Xingji Meizu, pursuant to which, the Group obtained a non-exclusive license under certain software of Xingji Meizu to develop and sell these software worldwide for three years. The consideration is due by instalment in three years of RMB50,000 each year. As of June 30, 2024, amounts due to Xingji Meizu of RMB96,425, representing the net present value of the long-term payables to Xingji Meizu with an effective annual interest rate of 4.0%, of which RMB50,000 was included within accounts payable – related parties and RMB46,425 was recorded as other non-current liabilities.
22.    Subsequent events

On July 15, 2024, the Group acquired remaining 51% equity interest in Hubei Dongjun for a cash consideration of RMB23,500. As a result of the acquisition, Hubei Dongjun became the wholly owned subsidiary of the Group. The transaction was accounted for as a business combination, using the acquisition method. The allocation of the purchase price is subject to completion of the determination of fair values of the assets and liabilities acquired assisted by the third party valuer.

On August 1, 2024, the Group sold its minority stake of 40% in HaleyTek AB ("HaleyTek"), a joint venture with Volvo Car Corporation ("Volvo Cars") created to develop software for Android-powered infotainment systems, to Volvo Cars for a cash consideration of SEK210,000 (equivalent to RMB140,238).